DRAFT 04/03/08

April __, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:	Pre-Effective Amendment No. 1 to the Form N-6
Registration Statement filed on behalf of Minnesota
Life Insurance Company and Minnesota Life Individual
Variable Universal Life Account (File No. 333-
148646)
Commissioners:
      On behalf of Minnesota Life Insurance Company (?Minnesota Life? or the ?Company?) and Minnesota Life Individual Variable Universal Life Account (the ?Account?), we have attached for filing this Pre-Effective Amendment No. 1 (the ?Amendment?) to the Account?s registration statement on Form N-6 for certain individual variable universal life insurance policies (the ?Policies?). Acceleration requests from Minnesota Life and the principal underwriter also accompany the filing.
      The Amendment incorporates changes made in response to written comments raised by the Commission staff in a letter to Counsel for the Company dated March 13, 2008 to the initial registration statement for the Account filed with the Commission on January 14, 2008 (?Initial Registration Statement?) and includes information necessary to complete the registration statement, such as financial statements and the remainder of the required exhibits. The Amendment also reflects clarifying or stylistic changes.
      The following paragraphs provide Minnesota Life?s response to written comments to the Initial Registration Statement set forth in the staff?s letter dated March 13, 2008. For the staff?s convenience, each of the staff?s comments is set forth in full below, and then the response follows.
Commissioners
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April __, 2008
Commissioners
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April __, 2008


Commission Staff Written Comments and Responses
1.	Cover Page:
Comment:
a.	Please confirm that the contract name on the front
cover page of the prospectus is and will continue to
be the same as the EDGAR class identifiers
associated with the contract.
Response:
The Company confirms that the contract name on the
cover page of the prospectus is and will continue to
be the same as the EDGAR class identifiers
associated with the contract.
Comment:
b.	Please disclose to staff whether there are any types
of guarantees or support agreements with third
parties to support any of the company?s guarantees
under the policy or whether the company will be
primarily responsible for paying out on any
guarantees associated with the policy.
Response:
The Company asserts that there are no third party
guarantees to support its guarantees provided in the
Policy.  The Company will be solely responsible for
paying out guarantees provided under the Policy.
2.	Transaction Fees Table (pp. 4-5)
Comment:
Please disclose any applicable premium taxes in this
table.  See Form N-6, Item 3.
Response:
The premium charge set forth in the first line of the
Table includes amounts for premium taxes. The ?Policy
Charges? section of the registration statement informs
the reader that premium taxes are included in the premium
charge.
3.	Total Annual Fund Operating Expenses Table (p. 9)
Comment:
a.	Please confirm to staff that the range of total
annual fund operating expenses does not reflect any
or reimbursement arrangements.  See Form N-6, Item
3, Instruction 4.
Response:
The Company confirms to staff that the range of
total annual fund operating expenses does not
reflect expense reimbursements or waivers.
Comment:
b.	Please confirm to staff that the total fund
operating expenses table for the portfolio companies
includes fees and expenses incurred indirectly by
the portfolio companies as a result of investment in
shares of one or more Acquired Funds calculated in
accordance with Instruction 3(f) to Item 3 of Form
N-1A.
Response:
The Company confirms that the Total Annual Portfolio
Operating Expenses Table reflects all indirect fees
and expenses for any acquired fund in which a
Portfolio invests.
4.	The Funds (pp. 9-11)
Comment:
Please identify any investment options that are funds of
funds.  If applicable, please note that funds offered in
a fund of funds structure may have higher expenses than
funds invested directly in debt and equity securities.
See Form N-6, Item 4(c).
Response:
In connection with the Amendment, the Company is adding 5
new Waddell & Reed Pathfinder Target funds.  Each Waddell
& Reed Pathfinder Target Fund is a fund of funds.
Appropriate disclosure regarding the expenses of the
Waddell & Reed Pathfinder Target Funds has been added to
the ?Total Annual Operating Expenses of the Funds?
section of the prospectus in response to the Commission
staff comment.
Comment:
a.	To the extent there are any funds of funds, please
disclose if any underlying funds pay 12b-1 fees to
Minnesota Life Insurance Company or its affiliates.
Response:
Neither Minnesota Life nor its affiliates receive
12b-1 fees from any acquired fund under a fund of
funds arrangement.
5.	Separate Account Accumulation Value (pp. 18-19)
Comment:
a.	Please clarify how the table described at the bottom
of page 18 reflects the total annual portfolio
operating expenses for each portfolio and a net
portfolio operating expense figure for each
portfolio.  Please also update the total annual
portfolio operating expenses for each portfolio to
reflect December 31, 2007 expenses.
Response:
The disclosure in the second half of the sixth
paragraph in the ?Separate Account Accumulation
Value? section of the prospectus was inadvertently
included as a result of an editing error.  That
disclosure has been removed from the sixth paragraph
in the ?Separate Account Accumulation Value? section
of the prospectus which now reads as follows:
The table below describes the annual unit
value credit that we may, in our sole
discretion, apply to each sub-account of
the Account. The annual unit value credit
is expressed as a percentage of average
annual Portfolio assets held by the sub-
account. The amount of the unit value
credit we may apply varies among sub-
accounts with some sub-accounts receiving
larger unit value credits than other sub-
accounts. Some sub-accounts are not
eligible for a unit value credit. Our
payment of the unit value credit may be
discontinued at any time.
b.	Please explain to staff how the net portfolio
operating expenses figure is calculated and why it
is considered to be a hypothetical figure as stated
at the bottom of page 18.  Please clarify how the
net portfolio operating expenses figure demonstrates
the effect that the unit value credit would have had
on the total annual portfolio operating expenses if
the unit value credit had been applied directly to
reduce such expenses as stated at the bottom of page
18.  Please consider giving an example.
Response:
As noted in the Company?s response to comment 5.a.
above, the discussion of a hypothetical portfolio
operating expense was included in error. The table
on page 18 reflects only the amount of the unit
value credit for those sub-accounts of the Account
that are eligible for the credit.
c.	For clarity, please consider referring to the annual
unit value credit as ?an? annual unit value credit
the first time the phrase is used.
Response:
While the unit value credit is identified in the
table as an annual amount, we apply the unit value
credit on a daily basis when we calculate a unit
value for the applicable sub-account.  Therefore,
the Company believes that describing the unit value
credit as ?an? annual unit value credit would be
misleading to the reader.  For those reasons, the
Company respectfully declines to comply with the
Commission staff comment.
d.	The prospectus notes in the first paragraph that
units are ?credited? with respect to premium
payments as a way to represent premium payments
made.  The prospectus then refers to an ?annual unit
value credit? that may be applied at the insurer?s
discretion.  For clarity, please consider changing
the terms so the two different uses are not
confused.
Response:
The registration statement uses the term ?credit? in
various contexts.  For example, the term is used
when discussing the allocation of premium payments,
when discussing the allocation of interest in the
guaranteed interest account and when allocating
interest earned in the loan account.  The term ?unit
value credit? is defined in the glossary of terms
and is only used to describe the allocation of the
unit value credit to the applicable sub-accounts.
The Company does not believe the use of the defined
term ?unit value credit? in that context is
confusing to the reader.  For those reasons, the
Company respectfully declines to comply with the
Commission staff recommendation.
e.	For clarity, please revise the prospectus to clarify
why the net portfolio expense table intended to be
presented in this section varies from the portfolio
expense table presented in the Fees and Expenses
section.
Response:
As stated in the Company?s response to comment 5.a.,
the table on page 18 of the prospectus is intended
to only show the amount of the available unit value
credit.
f.	Please clarify the extent to which the separate
account offering the contract has in the past
offered the annual unit value credit referred to in
this section.
Response:
The unit value credit is only offered in the
Minnesota Life Accumulator Variable Universal Life
Insurance Policy, which, other than offering a
different array of underlying funds, is identical to
the Policy that is the subject of this registration.
g.	Please clarify the extent to which the annual unit
value credit may be subject to recapture.
Response:
The unit value credit is 100% vested when credited
to the Policy holder?s Accumulation Value and is not
subject to recapture.
6.	Market Timing (p. 21)
Comment:
Please disclose the potential assessment by the funds of
a redemption fee or any other fees in a footnote to the
total annual operating expenses table.
Response:
The Company notes that Form N-6 does not require the
disclosure of the potential assessment of redemption fees
in the ?Total Annual Operating Expenses of the Funds?
section of the prospectus and that the potential
assessment of such fees by the Funds has already been adequately disclosed in the prospectus in the ?Market-
Timing and Disruptive Trading? section of the prospectus.
The Company also notes that a substantially identical
comment was raised with respect to the initial
registration statement on Form N-6 for the Minnesota Life Accumulator Variable Universal Life Insurance Policy
(File No. 333-144604). After some discussion with the Commission staff, including a discussion regarding the absence of a disclosure requirement under Form N-6, the Commission staff decided not to require the requested disclosure. For those reasons, the Company respectfully declines to comply with the Commission staff comment.
7.	Section 26(f) Representation (Part C)
Comment:
Please be sure to include the ?33 Act file number of this filing in the representation (or remove the reference to any ?33 Act file number).
Response:
The Securities Act of 1933 file number is included in the
representation.
8.	Power of Attorney (Part C)
Comment:
Please provide a Power of Attorney that relates
specifically to the 1933 Act file number of the new
registration statement.
Response:
A Power of Attorney relating specifically to the 1933 Act
file number has been filed as part of the Amendment.
9.	Financial Statements, Exhibits, and Other Information
Comment:
Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the
registration statement.
Response:
The financial statements, exhibits and other required disclosure have been included in the Amendment. The
Account had not commenced operations as of December 31,
2007; consequently, no financial statements for the
Account have been included in the Amendment.
10.	Tandy Representation
Comment:
We urge all persons who are responsible for the accuracy
and adequacy of the disclosure in the filings reviewed by
the staff to be certain that they have provided all
information investors require for an informed decision.
Since the registrant is in possession of all facts
relating to the registrant?s disclosure, it is
responsible for the accuracy and adequacy of the
disclosures it has made.
Notwithstanding our comments, in the event the
registration requests acceleration of the effective date
of the pending registration statement, it should furnish
a letter, at the time of such request, acknowledging
that:
?	should the Commission or the staff, acting pursuant
to delegated authority, in declaring the filing
effective, it does not foreclose the Commission from
taking any action with respect to the filing;
?	the action of the Commission or the staff, acting
pursuant to delegated authority, in declaring the
filing effective, does not relieve the registrant
from its full responsibility for the adequacy and
accuracy of the disclosure in the filing; and
?	the registrant may not assert this action as defense
in any proceeding initiated by the Commission or any
person under the federal securities laws of the
United States.
Response:
Minnesota Life has provided the representations requested
by the Commission staff in a separate letter filed as correspondence to the Amendment.
*   *   *   *   *   *   *
      We believe that the Amendment is complete and responds to all Commission staff comments. We respectfully request that the staff review these materials as soon as possible. As noted above, requests for acceleration from the Company, on behalf of the Account, and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment to April 22, 2008 or as soon as practicable thereafter.
      If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at (651) 665-4593 or Thomas Bisset at (202) 383-0118. We greatly appreciate the Commission staff?s efforts in assisting the Company with this filing.

                               Very truly yours,

                              /s/ Timothy Wusetenhagen

      Timothy Wuestenhagen
Enclosure

      cc:	Ellen Sazzman
      Thomas Bisset